STATEMENT OF INVESTMENTS

Dreyfus Premier New York AMT-Free Municipal Bond Fund

August 31, 2008 (Unaudited)

Long-Term Municipal Investments--92.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--83.6%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.25	11/15/27	2,000,000	1,920,580
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/22	775,000	791,756
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	1,565,000	1,575,141
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/35	1,500,000	1,491,120
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,264,085
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,000,000	1,038,600
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,210,520
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,225,000 [a]	1,331,661
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	1,775,000 [a]	1,947,548
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	1,500,000	1,487,670
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project)	6.50	1/1/27	1,250,000	1,239,950
New York City	6.75	2/1/09	140,000	143,000
New York City	5.38	12/1/11	850,000 [a]	931,166
New York City	5.00	11/1/19	2,000,000	2,095,720
New York City	5.38	12/1/20	150,000	158,314

New York City	5.00	8/1/21	2,000,000	2,077,400
New York City	5.50	8/1/21	2,000,000	2,145,880
New York City	5.25	8/15/24	1,420,000	1,469,856
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	2,265,000	2,273,969
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	1,000,000	805,880
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,000,000	2,894,880
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,022,180
New York City Transitional Finance Authority, Building Aid Revenue	4.50	1/15/38	2,000,000	1,870,120
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/25	1,000,000	1,026,800
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,009,400
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	450,000 [a]	484,749
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	1,205,000	1,253,501
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,000,000	887,880
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	2,000,000	1,994,240
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System) (Insured; FGIC)	5.75	7/1/16	1,000,000	1,050,080
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	1,760,000	1,914,141

New York State Dormitory Authority, FHA-Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; FSA)	5.25	8/15/27	1,000,000	1,030,380
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	975,000	1,048,808
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; AMBAC)	5.00	7/1/32	1,345,000	1,348,726
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,000,000 a	1,089,010
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,054,680
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	4,000,000	4,449,080
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,000,000	1,132,340
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	2,000,000	2,093,580
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,000,000	2,030,980
New York State Dormitory Authority, Revenue (Fordham University) (Insured; Assured Guaranty)	5.00	7/1/33	1,000,000	1,014,690
New York State Dormitory Authority, Revenue (Long Island University)	5.50	9/1/20	1,585,000	1,580,863
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,000,000	1,008,970
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	880,000	893,411
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,000,000	1,036,070

New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	1,999,840
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/24	1,250,000	1,211,363
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	2,500,000	2,555,000
New York State Dormitory Authority, Revenue (North Shore-Long Island Jewish Obligated Group)	5.00	5/1/25	2,750,000	2,743,043
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	973,200
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.00	7/1/26	1,000,000	935,460
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	1,500,000	1,468,290
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,000,000	2,283,360
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	2,870,000	2,884,092
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,650,000	1,657,854
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 a	1,116,430
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	1,500,000	1,576,575
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	3/15/34	1,575,000	1,604,216
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/27	3,000,000	3,103,920
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	2,000,000	2,087,900

New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/27	2,000,000	2,073,840
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	3,000,000	3,181,590
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/22	2,000,000	2,092,400
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation)	5.25	3/15/27	1,000,000	1,057,490
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	2,000,000	2,085,460
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	2,450,000 [a]	2,748,288
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,970,000	1,900,774
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	946,380
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	2,000,000	2,088,900
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,017,760
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,010,950
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/26	1,380,000	1,414,072
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/31	1,335,000	1,352,181
Suffolk Tobacco Asset				

Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	2,000,000	1,958,300
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,165,000
Triborough Bridge and Tunnel Authority, General Purpose Revenue	6.00	1/1/12	2,000,000	2,136,760
Triborough Bridge and Tunnel Authority, General Revenue (MTA Bridges and Tunnels)	5.00	11/15/33	2,000,000	2,038,320
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA, Inc.)	5.00	11/15/32	2,000,000	2,008,140
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	1,200,000	1,041,648
U.S. Related--9.3%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,000,000 [a]	2,122,920
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	961,960
Puerto Rico Aqueduct and Sewer Authority, Revenue (Senior Lien)	6.00	7/1/38	2,000,000	2,096,720
Puerto Rico Aqueduct and Sewer Authority, Revenue (Senior Lien) (Insured; Assured Guaranty)	5.00	7/1/28	1,000,000	1,010,780
Puerto Rico Commonwealth, Public Improvement GO	5.25	7/1/14	1,000,000	1,034,640
Puerto Rico Commonwealth, Public Improvement GO	5.25	7/1/16	1,180,000 [a]	1,341,672
Puerto Rico Electric Power Authority, Power Revenue	5.50	7/1/38	1,500,000	1,531,890
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	2,000,000 [a]	2,150,420
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA, Inc.)	5.75	7/1/10	1,500,000 [a]	1,616,190
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,000,000	957,430
Total Long-Term Municipal Investments				

(cost $146,772,865)				**147,962,793**
Short-Term Municipal Investments--6.1%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New York;				
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	7.00	9/7/08	4,600,000 b	4,600,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	7.00	9/7/08	700,000 b	700,000
New York City (Liquidity Facility; Dexia Credit Locale)	2.50	9/1/08	1,000,000 b	1,000,000
New York City (LOC; Landesbank Baden-Wurttemberg)	2.30	9/1/08	1,100,000 b	1,100,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	2.30	9/1/08	1,100,000 b	1,100,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Bank of Nova Scotia)	2.30	9/1/08	200,000 b	200,000
New York City Trust for Cultural Resources, Revenue, Refunding (American Museum of Natural History) (Liquidity Facility; Bank of America)	2.50	9/1/08	1,000,000 b	1,000,000
Total Short-Term Municipal Investments (cost $9,700,000)				**9,700,000**
Total Investments (cost $156,472,865)			**99.0%**	**157,662,793**
Cash and Receivables (Net)			**1.0%**	**1,550,906**
Net Assets			**100.0%**	**159,213,699**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $156,472,856. Net unrealized appreciation on investments was $1,189,928 of which $3,188,942 related to appreciated investment securities and $1,999,014 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue

| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	157,662,793	0
Level 3 - Significant Unobservable Inputs	0	0
Total	157,662,793	0

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.